December 21, 2018

Charles W. Rayfield
Chief Financial Officer
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041

       Re: Knoll, Inc.
           Form 10-Q for the quarterly period ended March 31, 2018 Filed May 10, 2018
           File No. 1-12907

Dear Mr. Rayfield:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction